May 20, 2014

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Attention: John Cash

    Dale Welcome

Re:	FreeButton, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed April 16, 2013

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Filed November 19, 2013

File No. 0-54009

Dear Mr. Cash and Mr. Welcome:

This letter is being filed in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), by letter dated December 11, 2013, addressed to James E. Lynch, Jr., Chief Executive Officer of FreeButton, Inc. (“we”, “our”, or the “Company”). The Staff issued the comment letter in connection with the filing of our (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”), and (ii) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 (the “Form 10-Q”).

The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

Form 10-Q for the Fiscal Quarter Ended September 30,2013

Item 1. Financial Statements

Note 5 – Convertible Promissory Note, Page 13

1.	Comment:

We note your response to prior comment 11 from our letter dated December 11, 2013. Based on your response and on the terms of the Promissory Notes, in Exhibit 4.1 of your Form 10-K for the Fiscal Year Ended December 31, 2012, please revise future filings to clarify, if accurate, that the conversion of all of your promissory notes are contingent upon an “Event of Default” and that none of your promissory notes are currently convertible. In addition, please revise future filings to disclose the expense you would be required to record if all your promissory notes become convertible.

May 20, 2014

Response:

The Company acknowledges the Staff’s comment and advises the Staff that in our future filing we will clarify that the conversion of all our promissory notes are contingent upon an “Event of Default”, that none of our promissory notes are currently in default and will disclose the expense we would be required to record if all our promissory notes were to become convertible.

Note 6 – Asset and Business Acquisition, Page 15

2.	Comment:

We note your response to prior comment 12 from our letter dated December 11, 2013 and have the following comments:

•	Please reconcile your statement that “goodwill was valued at approximately $58,000” with the amount of goodwill of $347,453 that you recorded in your financial statements.
•	Since the acquisition resulted in a significant amount of goodwill relative to the purchase price, please revise future filings to provide the disclosures required by ASC 805-30-50-1a. Specifically address how the purchase price was determined and why goodwill is so significant relative to the purchase price. Please also revise future filings to clarify when and how you assess goodwill for impairment.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that:

•	We will comply with your request to reconcile the “goodwill” related to this acquisition. We have gone through filings and related paperwork determining that the goodwill was $347,453 which we recorded in our financial statements and that it is correct.
•	In future filings we will address how purchase price was determined and why goodwill was so significant relative to the purchase price and when and how we assess goodwill for impairment. The original purchase price was based on a third party evaluation with detail of analysis dated November 8, 2013, which was included in prior filings. The company Media Rhythm Group, Inc. (“Media Rhythm”) is a media sales organization with forecasted upward revenue trends and limited cash. This evaluation was submitted to our auditors, who verified prior to including in our filings.
•	As disclosed in our Current Report Form 8-K filed with the Commission on March 28, 2014, on March 5, 2014, the Company and Media Rhythm entered into an Asset Purchase Agreement (the “Agreement”), whereby the Company sold, transferred and assigned to Media Rhythm all of the assets, rights and interests owned by the Company related to its marketing and advertising business that primarily caters to sports media such as magazines and websites, including all business names, trade names, logos, copyrights, trademarks and other intellectual property related thereto (the “Assets”). In consideration of the Company’s sale of the Assets, Media Rhythm executed and delivered to the Company a Cancellation and Termination of Promissory Note (the “Note Cancellation”), thereby relieving the Company of all obligations pursuant to the Promissory Note issued by the Company on July 11, 2013 in the principal amount of $420,000, and effectively cancelling the original transaction.

May 20, 2014

Please do not hesitate to let us know if you have any questions or if there is any additional information the Company can provide.

Sincerely,

/s/ James Lynch
James Lynch
Chief Executive Officer
FreeButton, Inc.